Karen J. Holcom	1170 Peachtree Street, NE
Senior Vice President and	Suite 2300
Chief Financial Officer	Atlanta, GA 30309-7676
Acuity Brands, Inc.
Tel: 770-860-3297
Fax: 404-853-1420
karen.holcom@acuitybrands.com
www.AcuityBrands.com
February 20, 2020
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Acuity Brands, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2019
Filed October 29, 2019
Response dated February 20, 2020
File No. 001-16583

Dear Ms. Cheng:
We are writing in response to the letter (the “Comment Letter”) dated February 13, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2019 (the “Form 10-K”). The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended August 31, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Staff Comment #1: We note that on page 24 and in your earnings releases you present certain non-GAAP measures, such as Adjusted SD&A expenses and Adjusted operating profit, as a percentage of net sales without also presenting the most directly comparable GAAP measures. In addition, you discuss Adjusted operating profit margin in your earnings releases without providing a discussion of GAAP operating profit margin. When presenting or discussing non-GAAP measures in your future filings, please present and discuss the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response #1: We acknowledge that page 24 of our Form 10-K, which contains our reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure, does not show the reconciliation of "adjusted SD&A expenses as a percentage of net sales" to "SD&A expenses as a percentage of net sales." While operating profit as a percentage of net sales is presented on page 23 of our Form 10-K, we acknowledge that there is no clear reconciliation to adjusted operating profit as a percentage of net sales on page 24. We will revise our reconciliation schedule in future filings to clearly present these two additional reconciliations. Regarding our earnings releases, we acknowledge that we have discussed adjusted operating profit margin without first discussing GAAP operating profit margin. We will ensure future earnings releases give equal or greater prominence to our GAAP results.
Notes to Consolidated Financial Statements
Commitments and Contingencies, page 70

Staff Comment #2: Tell us how your use of the terms "reserve", "reserves" and "reserved" when referring to your accruals for loss contingencies is consistent with the guidance in ASC 450-20-50-1, or revise your disclosures in future filings to comply with the guidance.

Response #2: The terms "reserve," "reserves," and "reserved" are improperly used in our footnote to refer to liabilities related to loss contingencies. We are recording liabilities in accordance with ASC 450-20-25-2; however, we have not properly characterized these accruals as "estimated liabilities" or terminology descriptive of the nature of the accrual in accordance with ASC 450-20-50-1. We will revise our disclosures in future filings to comply with the guidance.

Please feel free to contact me at 770-860-3297 with any questions concerning this letter.

ACUITY BRANDS, INC.

By:	/s/ Karen J. Holcom
Karen J. Holcom
Senior Vice President and Chief Financial Officer

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